DISCOVERY PARTNERS INTERNATIONAL, INC.

August 7, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 6010

Washington, D.C. 20549

Attention: Sonia Barros

Jeffrey P. Riedler

Re:	Discovery Partners International, Inc. Registration Statement on Form S-4, as amended (File No. 333-134438) (“Registration Statement”)

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 2:00 P.M. Eastern Daylight Time on August 7, 2006 or as soon thereafter as is practicable. Pursuant to the Commission’s letter dated June 21, 2006, regarding the Registration Statement, the undersigned Registrant further acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[SIGNATURE FOLLOWS]

Very truly yours,

DISCOVERY PARTNERS INTERNATIONAL, INC.

By: /s/ Michael C. Venuti

Michael C. Venuti

Acting Chief Executive Officer

cc:	L. Kay Chandler, Esq., Cooley Godward LLP

Matthew T. Browne, Esq., Cooley Godward LLP

Steven D. Singer, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

Michael J. LaCascia, Esq., Wilmer Cutler Pickering Hale and Dorr LLP

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